

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 21, 2008

C. Ramakrishnan
Chief Financial Officer
Tata Motors Limited
Bombay House
24, Homi Mody Street
Mumbai 400 001, India

      Re: Tata Motors Limited
              Form 20-F: For the fiscal year ended March 31, 2008
              Commission file number: 001-32294

Dear Mr. Ramakrishnan:

      We have reviewed the above referenced filing and have the following comments. Some of our comments request changes to disclosure in future filings. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comments may also request information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 20-F for the fiscal year ended March 31, 2008

Note 26: Segment Reporting, page F-52

1. We note that you define your business segments as (i) automotive operations and (ii) all other operations and that over 90% of your revenue is generated from the automotive segment. Please tell us whether the activities within this segment (development, design, manufacture, assembly and sale of vehicles including financing and related parts) represent operating segments that are being

aggregated into one reporting segment pursuant to paragraph 16 of SFASF 131. If this is the case, please provide an analysis demonstrating how you have met the aggregation criteria of paragraphs 17 and 18.

Furthermore, it is unclear how the financial services (financing) part of this automotive operations business segment is not its own reportable business segment separate from the remaining automotive (automobile and related parts) if it is a separate operating segment that separately meets the quantitative thresholds as specified in paragraph 18 of SFAS 131. Please specifically tell us how you considered that the financial services (financing) portion of your operations should be aggregated into the automotive operations business segment. In addition, as you intend to significantly expand your vehicle financing activities as disclosed in Our Strategy – Customer Financing on page 16, please also tell us your consideration for reporting these financing operations as a separate business segment in future reporting periods.

2. Reference is made to the guidance in paragraph 37 of SFAS 131 in reporting revenues for each similar group of products. As your business section provides separate narrative and financial information (e.g. vehicles sold) for (i) Passenger cars; (ii) Utility Vehicles; (iii) Light Commercial Vehicles; and (iv) Medium and Heavy Commercial Vehicles, it appears you should consider disclosure of the revenues for these four (4) separate product categories in future filings.

Note 28: Subsequent Events, page F-55

3. We note that the acquisition of the Jaguar and Land Rover businesses was completed in June 2008. Please provide us your allocation of the $2.3 billion purchase price to the assets acquired and liabilities assumed, including detailing the amounts allocated to intangible assets relating to the agreements with Ford discussed on page 47. If your allocation is still preliminary and has not been finalized, please still provide us your most current information as well as the nature of uncertainties that may result in any material adjustments upon financial allocation.

4. In the June 2, 2008 Form 6-K you cite that Jaguar and Land Rover will retain their distinctive identities and continue to pursue their respective business as before within their UK, Europe and US markets. Furthermore, as the markets for this business are significantly different than the company markets prior to the acquisition and we note that the three vehicle manufacturing facilities you acquired in the United Kingdom represent your entrance into this area, it appears that this business would not meet the criteria for aggregation into your current automotive operations reportable business segment. Please specifically tell us

your consideration in separately reporting these operations as a separate reportable business segment in future filings.

Note 10 – Income Taxes, page F-28

5. In future filings, please disclose the components of income (loss) before income tax expense separately for the domestic and foreign components of operations, respectively. Please refer to the guidance in Rule 4-08(h)(1)(i) of Regulation S-X

Form 6-K filed October 3, 2008

6. We note that you had constructed the Nano Project plant in Singur for two years and had almost reached a start up position prior to its relocation in October. Please tell us the amount of costs associated with this construction and tell us and disclose in future filings how you will account for the termination of this plant.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3816 with any questions.

Sincerely,

Joe Foti
Senior Assistant Chief Accountant